Exhibit 99.1

Gorilla Technology Group Reports 2022 Financial Results

--2022 Transition Year post IPO—

--Starts 2023 with Groundbreaking MENA Smart City Cybersecurity Win–

-- Clear Revenue Visibility for 2023 and 2024 --

--Initiates 2023 Revenue Guidance of $65 to $75 million--

LONDON, April 4, 2023 -- Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI-based edge video analytics, IoT technologies, and cybersecurity, today reported its unaudited financial results for the year ended December 31, 2022.

2022 Highlights:

■	Strategic pivot to security convergence as complement to advanced AI video analytics
■	Beefed up video analytics offering with acquisition of assets of SeeQuestor
■	Greater access to capital from listing on Nasdaq via reverse merger with Global SPAC Partners
■	Moved from Taiwan-based regional supplier to London-based global leader
■	Broad upgrade of leadership with new CEO, CFO, CIO, Global HR
■	Implemented financial and operational discipline by transitioning out of marginal or unprofitable projects

Subsequent Events:

●	Won a significant Smart City cybersecurity implementation project in MENA valued over $100 million
●	Developing next generation edge AI appliance with Hailo and Lanner Electronics
●	Won first U.K. customer for Smart Port project
●	Strengthening team with Dr. Evan Medeiros on Board, Lawrence Ng as Head of Asia
●	2023 revenue guidance of $65 to $75 million

Gorilla Chief Executive Officer Jay Chandan commented, “After consummating the merger to go public, we began a significant transformation that is already paying off. We started the year as a strong regional player in video analytics and ended the year as an emerging global leader in security convergence. The capital and visibility provided by our U.S. listing enabled meaningful and positive change. We moved our headquarters to London and started building our European operations. We expanded our marketing efforts around the world with a focus on Europe, MENA and Asia. We rationalized our existing book of business by discontinuing non-strategic or marginally profitable customer relationships. And we accelerated our technology development with both the SeeQuestor technology purchase and the development partnership for our next-gen Edge AI appliance.”

Chandan continued, “Elements of the transformation were difficult, such as our former CEO’s retirement and the exiting of many unfavorable customer accounts, which caused a significant decline in revenue. As they say, ‘no pain no gain’ and we are already seeing the ‘gain’ from our aggressive global expansion program, evidenced by our huge win of Smart City cybersecurity project in the MENA region. The aggregate project will stretch over several years, with first phase revenue of $100 million or more to be completed in twelve months. The second phase is likely to start later this year and should be larger in project scope. We anticipate Phase II revenue to be potentially up to twice that of Phase I.” This is significant upside for a company that generated $40 million of sales a couple years ago and shows the power of the new team, products, and infrastructure we built over the past year. This large MENA project is the first of what we believe could be many similar projects around the world.”

Commenting on results, Gorilla Chief Financial Officer Daphne Huang noted, “Solid growth in Security Convergence is an early indicator of the wisdom of our product pivot, and the MENA win shows that this region can drive explosive growth in the years ahead. The revenue decline in 2022 was challenging but necessary to instill sound operational and financial discipline and reset our customer and project focus. We executed the reset well at the temporary cost of material decline in revenue during transition in 2022, and laid a sound foundation to pivot to global growth in 2023 and beyond. The bottom line was impacted by the revenue decline, by the increased G&A expense from being a public company, and by the substantial investment to transform us into a global player, which shows up mainly in operating expenses. That is money well spent, as you can see with these early project wins that are an order of magnitude greater than our operating expenses for the year.”

Huang continued, “2023 will be our first year as a truly global business evidenced by our sizable entrance into the MENA region and new projects in Europe and Asia. In light of the large Phase I win in the MENA region, we plan to raise debt financing to support upfront working capital needs. Looking forward, we will continue to invest heavily in growth but do expect to grow profitably over the longer-term as revenues should far exceed the investments we make.”

Looking forward, CEO Chandan concluded, “In November, we laid out four immediate priorities for the coming year. First, to build a world-class customer-centric team responsible for commercializing Gorilla’s technologies. Second, to globalize the company by bringing our technologies to the countries that are leading the world in Smart City adoption. Third, to build a robust sales pipeline that will complement our existing products and services, with a special focus on ethical video analytical solutions. And finally, to transform our business away from a cost-plus model and toward a value-based platform as a service model, which will bring about customer stickiness and a continuous revenue stream. I am proud of our team’s hard work to deliver on all of these objectives so rapidly and am confident we will make more progress in the months ahead. Let me reiterate, the second half of 2022 was a transition period under the new management team. I am excited and proud of the sizable growth we are poised to deliver in 2023 and beyond, driven by solid execution of our global expansion strategy via both organic and inorganic growth.”

2022 Results Overview

Unless noted otherwise, all figures are for the year ended December 31, 2022, and all comparisons are with the corresponding period of 2021.

The following table summarizes financial results:

	Year Ended
	December 31
Items	2022	2021
	(in thousands)
Revenue	$22,409	$42,243
Cost of revenue	(14,072)	(26,469)
Gross Profit	8,337	15,774
Gross Margin	37.2%	37.3%
Operating expense	94,844	23,932
Operating loss	(86,507)	(8,158)
Net loss	$(87,537)	$(8,548)

The following table shows our EBIT, EBITDA and adjusted EBITDA, together reconciled to the loss for the year ended December 31, 2022 and 2021.

	Year Ended December 31
	2022	2021
	(in thousands)
Loss for the year	$(87,537)	$(8,548)
Income tax expense (benefit)	430	(238)
Financial expense, net	599	628
EBIT	$(86,508)	(8,158)
Depreciation expense	5,938	6,386
Amortization expense	1,688	2,361
EBITDA	$(78,882)	$589
Transaction costs	2,814	-
Share Listing Expense(1)	70,105	-
Adjusted EBITDA	$(5,963)	$589

(1)	Non-cash de-SPAC reverse merger cost.

The revenue decline reflects the shift in emphasis to security convergence and a substantial paring of unprofitable or marginally profitable customer accounts. The table below highlights the building traction in convergence while video analytics is rationalized.

	Year Ended December 31
	2022		2021
	Dollars in Thousands	Percentage of Net Revenue	Dollars in Thousands	Percentage of Net Revenue	Change $	Change %
Security Convergence	$12,711	56.7%	$12,055	28.5%	$656	5.4%
Video IoT	$9,698	43.3%	$30,188	71.5%	$(20,490)	-67.9%
Total	$22,409	100.0%	$42,243	100.0%	$(19,834)	-47.0%

The gross profit decline tracked the decline in revenue. Gross margin percentage was unchanged versus the previous year. We expect our heightened operational and financial discipline to drive gross profit improvement over time.

Operating expense growth reflected investment in transforming Gorilla into a global cybersecurity leader, increased cost of being a public company, one-time expenses related to the SPAC merger, and one-time transaction expenses mainly related to the public listing and the SeeQuestor asset acquisition. 2023 operating expenses should be higher than 2021, reflecting growth of the business and increased public company annual cost, but lower than 2022 as the one-time listing expenses are not repeated. One-time listing expenses in 2022 were $70 million, reflecting non-cash charges related to accounting for the reverse merger transaction as a capital reorganization. Other transaction-related expenses totaled $2.8 million.

Excluding transaction cost and share listing expense, adjusted net loss, a non-GAAP financial measure, was $14.6 million, higher than prior year mainly due to the increase in public company expenses. However, adjusted EBITDA was a loss of $6.0 million and operating cash flow was an outflow of $8.8 million. Capital expenditures were $2.9 million for the year. The company ended the year with $23 million of cash and cash equivalents.

Outlook

With outstanding visibility from the MENA project, Gorilla expects substantial growth versus both 2022 and 2021. Full year 2023 revenue is anticipated to be in a range of $65 to $75 million. Operating expense as a percentage of revenue is expected to decrease.

About Gorilla Technologies Group Inc.

Gorilla, headquartered in London U.K., is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers. For more information go to Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our Nasdaq listing improving our ability to attract the attention of customers and investors alike, our ability to fund operations as we execute a strategic shift to pursue the larger and higher margin opportunities in Security Convergence, our expectations to swing to profit in the quarters ahead, our immediate priorities, Gorilla’s strategic shift to enable it to pursue larger projects with better revenue visibility, along with those other risks described under the heading “Risk Factors” in the prospectus Gorilla filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022, and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Non-GAAP Measures

Certain of the measures included in this press release are non-GAAP financial measures, including adjusted EBITDA and adjusted net loss. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Gorilla are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

We believe that the non-GAAP measures such as adjusted EBITDA provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present adjusted EBITDA in order to provide more information and greater transparency to investors about our operating results.

Adjusted EBITDA represents EBITDA excluding transaction costs and share listing expenses which are one-off expenses for professional services related to the Business Combination, asset acquisition and SOX 404 implementation project which are considered as non-recurring corporate development events, which are added back for calculation of adjusted EBITDA.

The final table which shows our EBIT, EBITDA and adjusted EBITDA, together reconciled to the loss for the year ended December 31, 2022 and 2021 in this results announcement has more details on the non-GAAP financial measures and the related reconciliations between these financial measures.

For More Information:

Investors

Gary Dvorchak

The Blueshirt Group

gary@blueshirtgroup.com

Media

Jeff Fox

The Blueshirt Group

jeff@blueshirtgroup.com

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in United States dollars)

Items	For the year ended December 31, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020
Revenue	$22,408,808	$42,242,863	$45,412,589
Cost of revenue	(14,071,902)	(26,468,662)	(26,857,201)
Gross profit	8,336,906	15,774,201	18,555,388
Operating expenses
Selling and marketing expenses	(3,644,316)	(4,961,639)	(5,331,150)
General and administrative expenses	(9,191,505)	(3,430,230)	(2,932,144)
Share listing expenses	(70,104,989)	-	-
Research and development expenses	(14,110,408)	(15,053,175)	(14,342,826)
Expected credit losses	-	(404,210)	-
Other income	983,932	43,819	59,198
Other gains (losses) – net	1,222,885	(127,025)	(1,702,379)
Total operating expenses	(94,844,401)	(23,932,460)	(24,249,301)
Operating loss	(86,507,495)	(8,158,259)	(5,693,913)
Non-operating income and expenses
Interest income	235,912	37,869	159,275
Finance costs	(835,273)	(666,349)	(461,118)
Total non-operating income and expenses	(599,361)	(628,480)	(301,843)
Loss before income tax	(87,106,856)	(8,786,739)	(5,995,756)
Income tax (expense) benefit	(430,368)	238,445	74,903
Loss for the year	$(87,537,224)	$(8,548,294)	$(5,920,853)
Other comprehensive (loss) income
Components of other comprehensive income that may not be reclassified to profit or loss
Remeasurement of defined benefit plans	$7,409	$13,087	$(7,589)
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(1,672,040)	$453,007	$778,758
Other comprehensive (loss) income for the year, net of tax	$(1,664,631)	$466,094	$771,169
Total comprehensive loss for the year	$(89,201,855)	$(8,082,200)	$(5,149,684)

Loss per share
Basic loss per share	$(1.78)	$(0.29)	$(0.20)
Diluted loss per share	$(1.78)	$(0.29)	$(0.20)

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

Items	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$22,996,377	$9,944,748
Financial assets at fair value through profit or loss - current	1,073,229	-
Financial assets at amortized cost - current	6,871,187	9,008,499
Contract assets	725,441	1,639,893
Accounts receivable	14,041,611	34,821,818
Inventories	68,629	152,227
Prepayments - current	1,266,442	231,531
Other receivables	648,617	19,930
Other current assets	61,803	5,971
Total current assets	47,753,336	55,824,617
Non-current assets
Financial assets at amortized cost - non-current	-	50,578
Property, plant and equipment	16,132,567	34,395,070
Right-of-use assets	16,675	123,375
Intangible assets	56,342	3,419,469
Deferred income tax assets	29,905	410,203
Prepayments - non-current	612,982	-
Other non-current assets	659,071	707,391
Total non-current assets	17,507,542	39,106,086
Total assets	$65,260,878	$94,930,703

Items	December 31, 2022	December 31, 2021
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$13,492,935	$22,968,092
Contract liabilities	58,475	20,194
Notes payable	602	668
Accounts payable	6,674,528	8,060,501
Other payables	3,620,998	4,532,628
Provisions - current	88,469	152,778
Lease liabilities - current	16,981	54,588
Warrant liabilities	2,042,410	-
Long-term borrowings, current portion	2,108,896	2,077,634
Other current liabilities, others	152,373	129,356
Total current liabilities	28,256,667	37,996,439
Non-current liabilities
Long-term borrowings	8,251,788	10,751,630
Provisions - non-current	61,057	105,542
Deferred income tax liabilities	148,183	78,402
Lease liabilities - non-current	-	69,587
Total non-current liabilities	8,461,028	11,005,161
Total liabilities	36,717,695	49,001,600
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	7,136	6,191,100
Preference share	-	5,844,892
Advance receipts for share capital	-	33,720
Capital surplus
Capital surplus	154,730,389	41,301,738
Retained earnings
Accumulated deficit	(96,984,380)	(9,454,565)
Other equity interest
Financial statements translation differences of foreign operations	370,178	2,042,218
Treasury shares	(29,580,140)	(30,000)
Equity attributable to owners of the parent	28,543,183	45,929,103
Total equity	28,543,183	45,929,103
Significant contingent liabilities and unrecognized contract commitments
Total liabilities and equity	$65,260,878	$94,930,703

Gorilla Technology Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(87,106,856)	$(8,786,739)	$(5,995,756)
Adjustments
Adjustments to reconcile profit (loss)
Expected credit losses	-	404,210	-
Depreciation expenses	5,938,167	6,385,999	5,307,581
Amortization expenses	1,687,618	2,361,009	2,897,975
Loss (gain) on disposal of property, plant and equipment	70,698	(459)	856
Impairment loss	-	-	1,238,548
Loss on lease modification	48,488	-	-
Share listing expenses	70,104,989	-	-
Share option expenses	346,122	375,941	142,416
Interest expense	835,273	666,349	461,118
Interest income	(235,912)	(37,869)	(159,275)
Gains on reversal of accounts and other payables	(960,564)	-	(25,523)
Loss on disposal of subsidiaries	69,335	-	124,441
Gains on financial assets and liabilities at fair value through profit or loss	(405,008)	-	-
Changes in operating assets and liabilities
Changes in operating assets
Contract assets	914,452	(158,970)	(972,189)
Notes receivable	-	0	3,074,266
Accounts receivable	3,580,932	(1,579,304)	(5,060,026)
Inventories	83,598	(62,449)	68,568
Prepayments	(1,245,559)	344,354	(108,164)
Other receivables	(628,687)	(187,708)	79,218
Other current assets	(55,832)	-	(21,840)
Other non-current assets	55,361	(30,235)	(18,657)
Changes in operating liabilities
Contract liabilities	38,281	20,194	-
Notes payable	(66)	(35,835)	(5,850,712)
Accounts payable	(1,378,916)	1,371,017	3,102,523
Other payables	9,129	1,163,036	31,344
Provisions	(108,794)	837	103,850
Other current liabilities	23,017	28,566	(64,222)
Cash (outflow) inflow generated from operations	(8,320,734)	2,241,944	(1,643,660)
Interest received	235,912	37,869	159,275
Interest paid	(686,841)	(655,673)	(461,118)
Tax paid	(2,174)	(1,167)	-
Net cash flows (used in) from operating activities	(8,773,837)	1,622,973	(1,945,503)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	(1,105,540)	-	-
Acquisition of property, plant and equipment	(2,935,249)	(7,496,271)	(4,121,887)
Proceeds from disposal of property, plant and equipment	-	459	6,180
Acquisition of intangible assets	(73,093)	(899,005)	(1,404,192)
Disposal in financial assets at amortized cost	2,187,890	135,937	26,483
Investment in financial assets at amortized cost	-	(1,579,329)	(2,245,333)
Decrease (increase) in guarantee deposits	368	(72,142)	5,087
Net cash flows used in investing activities	(1,925,624)	(9,910,351)	(7,733,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	12,492,935	5,000,000	3,508,961
Repayments of short-term borrowings	(20,089,523)	(327,098)	-
Proceeds from long-term borrowings	3,447,526	6,146,341	1,184,469
Repayments of long-term borrowings	(4,899,022)	(4,933,134)	(900,682)
Principal repayment of lease liabilities	(90,549)	(33,864)	(29,716)
Exercise of share options	-	135,520	112,004
Payment of transaction cost	(292,416)	-	-
Proceeds from capital reorganization	32,324,004	-	-
Exercise of warrants	714,230	-	-
Net cash flows from financing activities	23,607,185	5,987,765	3,875,036
Effect of foreign exchange rate changes	143,905	91,105	324,900
Net increase (decrease) in cash and cash equivalents	13,051,629	(2,208,508)	(5,479,229)
Cash and cash equivalents at beginning of year	9,944,748	12,153,256	17,632,485
Cash and cash equivalents at end of year	$22,996,377	$9,944,748	$12,153,256

The following table shows our EBIT, EBITDA and adjusted EBITDA, together reconciled to the loss for the year ended December 31, 2022 and 2021 (net of operating expenses and non-operating income and expenses and excluding other comprehensive income).

	Year Ended December 31
	2022	2021
	(in thousands)
Loss for the year	$(87,537)	$(8,548)
Income tax expense (benefit)	430	(238)
Financial expense, net	599	628
EBIT	$(86,508)	(8,158)
Depreciation expense	5,938	6,386
Amortization expense	1,688	2,361
EBITDA	$(78,882)	$589
Transaction costs(1)	2,814	-
Share Listing Expense(2)	70,105	-
Adjusted EBITDA	$(5,963)	$589

(1)	Transaction costs are one-off expenses for professional services related to the Business Combination, asset acquisition and SOX 404 implementation project which are considered as one-off corporate development events and added back for calculation of adjusted EBITDA.

(2)	Share listing expense represents non-cash IFRS 2 charges recorded in connection with the consummation of the SPAC merger.